SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment of Outside Directors and Audit Committee Members

Woori Bank announced the appointment of its outside directors and audit committee members on December 28, 2018 as follows:

•	Status of the directors following the appointments

1) Total number of directors: as of December 30, 2018, eight (as of December 28, 2018, eleven)*

2) Total number of outside directors: as of December 30, 2018, five (as of December 28, 2018, eight)*

*	The numbers in parentheticals include the three outside directors, Dong-Woo Chang, Sang-Hoon Shin and Zhiping Tian, whose tenures will end on December 30, 2018.

•	Status of the Audit Committee members following the appointments

1) Total number of Audit Committee members who are outside directors: as of December 30, 2018, two (as of December 28, 2018, four)**

2) Total number of Audit Committee members who are not outside directors: one standing director

**	The numbers in parentheticals include two Audit Committee members, Dong-Woo Chang and Sang-Hoon Shin, whose tenures will end on December 30, 2018.

•	Appointment of outside directors

Name	Date of Birth	Term	Appointment	Career Background	Serving as director of other companies
Sung-Tae Ro	September 1946	Until Dec. 30, 2019	Re- Appointment	• President, Korea Economic Research Institute • President, Hanwha Life Economic Research Institute • Current) Chairman, Samsung Dream Scholarship Foundation	-

Sang-Yong Park	February 1951	Until Dec. 30, 2019	Re- Appointment	• Professor and Dean, School of Business, Yonsei University • Chairman, Public Fund Oversight Committee • Current) Honorary Professor, School of Business, Yonsei University	-

Chan-Hyoung Chung	February 1956	Until the end of the Annual General Meeting of Shareholders for FY2020	New Appointment	• Vice President, Korea Investment Management • President, Posco Capital • Current) Advisor, Posco Capital

Soo-Man Park	February 1957	Until the end of the Annual General Meeting of Shareholders for FY2020	New Appointment	• Attorney, Kim & Chang • Current) Attorney, Park Soo-Man Law Firm	-

Joon-Ho Kim	May 1960	Until the end of the Annual General Meeting of Shareholders for FY2020	New Appointment	• Head of Korea Post, Ministry of Science and ICT • Chairman of the Self-Regulation Committee, Korea Financial Investment Association

•	Appointment of Audit Committee Members

Name	Term	Appointment
Chan-Hyoung Chung	Until the end of the Annual General Meeting of Shareholders for FY2020	New Appointment

Joon-Ho Kim	Until the end of the Annual General Meeting of Shareholders for FY2020	New Appointment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: December 28, 2018	By:	/s/ Won Duk Lee
(Signature)
	Name:	Won Duk Lee
	Title:	Executive Vice President